-----------------------------------
                                                        OMB APPROVAL
                                             -----------------------------------
                                             OMB Number:               3235-0145
                                             Expires:            August 31, 1999
                                             Estimated average burden
                                             hours per response............14.90
                                             -----------------------------------




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                             Vanguard Airlines, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    92201B109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                 J.F. Shea Company, Inc. c/o Edmund H. Shea, Jr.
                 655 Brea Canyon Road, Walnut, California 91789
                                 (909) 594-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                September 8, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP No. 92201B109                   13D              Page _____ of Pages _____
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
     1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)

          J.F. Shea Company, Inc.
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
     6)   Citizenship or Place of Organization

          California
--------------------------------------------------------------------------------
     Number of Shares        7) Sole Voting Power  -  7,474,862
                            ----------------------------------------------------
    Beneficially Owned       8) Shared Voting Power - 0 shares
                            ----------------------------------------------------
    by Each Reporting        9) Sole Dispositive Power  -  7,474,862
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power - 0 shares
--------------------------------------------------------------------------------
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person

          7,474,862 shares
--------------------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)

          33.5%
--------------------------------------------------------------------------------
    14)   Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 92201B109                   13D              Page _____ of Pages _____
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
     1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)

          Edmund H. Shea, Jr.
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Source of Funds (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
     6)   Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------
     Number of Shares        7) Sole Voting Power  -  5,000
                            ----------------------------------------------------
    Beneficially Owned       8) Shared Voting Power - 7,474,862 shares
                            ----------------------------------------------------
    by Each Reporting        9) Sole Dispositive Power  -  5,000
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power - 7,474,862 shares
--------------------------------------------------------------------------------
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person

          7,479,862 shares
--------------------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)

          33.5%
--------------------------------------------------------------------------------
    14)   Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 92201B109                   13D              Page _____ of Pages _____
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
     1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)

          John F. Shea
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Source of Funds (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
     6)   Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------
     Number of Shares        7) Sole Voting Power  -  None
                            ----------------------------------------------------
    Beneficially Owned       8) Shared Voting Power - 7,474,862 shares
                            ----------------------------------------------------
    by Each Reporting        9) Sole Dispositive Power  -  None
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power - 7,474,862 shares
--------------------------------------------------------------------------------
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person

          7,474,862 shares
--------------------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)

          33.5%
--------------------------------------------------------------------------------
    14)   Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 92201B109                   13D              Page _____ of Pages _____
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
     1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)

          Peter O. Shea, Jr.
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Source of Funds (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
     6)   Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------
     Number of Shares        7) Sole Voting Power  -  None
                            ----------------------------------------------------
    Beneficially Owned       8) Shared Voting Power - 7,474,862 shares
                            ----------------------------------------------------
    by Each Reporting        9) Sole Dispositive Power  -  None
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power - 7,474,862 shares
--------------------------------------------------------------------------------
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person

          7,474,862 shares
--------------------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)

          33.5%
--------------------------------------------------------------------------------
    14)   Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 92201B109                   13D              Page _____ of Pages _____
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
     1) Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)

          James G. Shontere
--------------------------------------------------------------------------------
     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
     3)   SEC Use Only

--------------------------------------------------------------------------------
     4)   Source of Funds (See Instructions)

          Not Applicable
--------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
     6)   Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------
     Number of Shares        7) Sole Voting Power  -  None
                            ----------------------------------------------------
    Beneficially Owned       8) Shared Voting Power - 7,474,862 shares
                            ----------------------------------------------------
    by Each Reporting        9) Sole Dispositive Power  -  None
                            ----------------------------------------------------
       Person with:         10) Shared Dispositive Power - 7,474,862 shares
--------------------------------------------------------------------------------
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person

          7,474,862 shares
--------------------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)

--------------------------------------------------------------------------------
    13)   Percent of Class Represented by Amount in Row (11)

          33.5%
--------------------------------------------------------------------------------
    14)   Type of Reporting Person (See Instructions)

          IN
--------------------------------------------------------------------------------

ITEM 1   SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock"), of Vanguard Airlines, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at the Kansas City International Airport, 30 N.W. Rome Circle - Mezzanine Level, Kansas City, Missouri 64153.

ITEM 2   IDENTITY AND BACKGROUND.

         (a), (b) and (c) This Schedule 13D is filed on behalf of J.F. Shea Com-pany, Inc. ("JFSCI"), John F. Shea, Edmund H. Shea, Jr. and Peter O. Shea and James G. Shontere (collectively, the "Reporting Persons").

         JFSCI is a Nevada corporation whose principal business is construction, land development and venture capital investment. Its business address is 655 Brea Canyon Road, Walnut, California 91789. The names of the executive officers and directors of JFSCI, their addresses, citizenship and principal occupations are as follows:



                                                                                         PRINCIPAL
           NAME AND                                                                    OCCUPATION OR
          OFFICE HELD                 BUSINESS ADDRESS            CITIZENSHIP           EMPLOYMENT

John F. Shea                         655 Brea Canyon Rd.              USA              President of JFSCI
President and Director               Walnut, CA 91789

Edmund H. Shea, Jr.                  655 Brea Canyon Rd.              USA              Vice President of
Vice President and                   Walnut, CA 91789                                  JFSCI
Director

Peter O. Shea                        655 Brea Canyon Rd.              USA              Vice President of
Vice President and                   Walnut, CA 91789                                  JFSCI
Director

James G. Shontere                    655 Brea Canyon Rd.              USA              Secretary/Treasurer
Secretary/Treasurer                  Walnut, CA 91789                                  of JFSCI
and Director


         (d) To the best knowledge of the Reporting Persons, during the past five years, none of the entities or individuals identified in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) To the best knowledge of the Reporting Persons, during the past five years, none of the entities or individuals identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 9, 2000, JFSCI paid the Issuer $2,000,000 for the purchase of Common Stock. In return, the Issuer issued a demand note to JFSCI, in the amount of $2,000,000, to be cancelled upon completion and execution of documents for JFSCI's purchase of Common Stock and warrants to purchase Common Stock (the "Purchase"). On September 8, 2000, the Purchase closed and the Trust received 1,172,325 shares of Common Stock and warrants to purchase 1,172,325 shares of Common Stock pursuant to the cancellation of the demand note and accrued interest in the aggregate amount of $2,000,000 in addition to the shares the Trust has previously reported.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons purchased the securities to increase JFSCI's interests in the Issuer. Depending upon market conditions and other factors, the Reporting Persons may acquire or dispose of additional securities of the Issuer, in the open market, in privately negotiated transactions or otherwise.

         The Reporting Persons are regularly engaged in the business of investing in publicly held and private companies. In connection with their investments, the Reporting persons analyze the operations, capital structure and markets of the companies in which they invest, including the Issuer. As a result of these analytical activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the strategic direction, operations, management or capital structure of such companies as a means of enhancing shareholder value. Such communications may take place with the Issuer's management, members of the Board of Directors, other shareholders, security analysts or others. In particular, the Reporting Persons believe that it would be desirable for the Issuer to explore various strategic, operating and/or financial relationships with Frontier Airlines or others, including possible business combinations.

         Although the Reporting Persons reserve the right to develop plans or proposals in the future with respect to the following items, except as set forth above at the present time they have no plans or proposals that relate to or would result in any of the following:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, bylaws or instruments corres-ponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      any action similar to any of those enumerated in (a) through
                  (i) above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         According to information furnished by the Issuer on its most recent Form 10Q, there were 17,109,921 shares of Common Stock issued and outstanding as of June 30, 2000. Based on such information after taking into account the transactions described herein, the Reporting Persons report the information set forth below.

         (a), (b) The Reporting Persons' power to vote or dispose of the shares of Common Stock reported as being beneficially owned by him or it was as follows:



                                     Voting                     Disposition
----------------------------------------------------------------------------------
   COMMON STOCK                Sole         Shared         Sole          Shared
----------------------------------------------------------------------------------

Edmund H. Shea, Jr.          5,000         7,474,862     5,000         7,474,862*

JFSCI                        7,474,862     -0-           7,474,862           -0-

Peter O. Shea                -0-           7,474,862     -0-           7,474,862**

John F. Shea                 -0-           7,474,862     -0-           7,474,862**

James G. Shontere            -0-           7,474,862     -0-           7,474,862**


         * Of the 7,479,862 shares of Common Stock Mr. Edmund Shea may be deemed to beneficially own, which represents approximately 33.5% of the sum of the 17,109,921 shares of Common Stock outstanding as of the Issuer's most recent 10Q filing, the 88,0452 shares of Common Stock issuable upon the conversion of the Series A Preferred Stock and the 3,172,325 shares of Common Stock issuable upon the exercise of warrants, Mr. Shea shares voting and dispositive power with respect to the 7,474,862 shares (including 880,452 shares of Common Stock issuable upon conversion of the Series A Preferred Stock and 3,172,325 shares of Common Stock issuable upon exercise of warrants) beneficially owned by JFSCI with the other stockholders of JFSCI. Mr. Shea is a director, executive officer and stockholder of JFSCI. For information regarding JFSCI, see Item 2 above. Mr. Shea has sole dispositive power over 5,000 shares of Common Stock.

         Mr. Edmund Shea also shares voting and dispositive power with respect to the 15,000 shares held by Siam with the other partners of Siam. Siam is a California limited partnership with its principal business and principal office at 655 Brea Canyon Road, Walnut, California 91789. Siam's principal business consists of investment activities. During the last five years, neither Siam nor any of its partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither Siam nor any of its partners has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any such proceeding.

         ** Mr. Peter Shea, Mr. John Shea and Mr. John Shontere may be deemed to be the beneficial owners of the 7,474,862 shares of Common Stock owned by JFSCI by virtue of their stock ownership in JFSCI and their posi-tions as directors and executive officers of JFSCI.

         Because voting and investment decisions with respect to the securities held by JFSCI may be made by or in conjunction with the other Reporting Persons, the Reporting Persons may be deemed to be members in a group. All Reporting Persons, with the exception of JFSCI, disclaim membership in a group and disclaim beneficial ownership in the 7,474,862 shares of Common Stock owned by JFSCI.

         (c) The Reporting Persons did not effect any transactions other than those set forth in Items 3 and 4 above.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         JFSCI holds 151,200 shares of the Issuer's Series A Preferred Stock, immediately convertible into 880,452 shares of Common Stock, which was purchased pursuant to the Series A Preferred Stock Purchase Agreement dated March 20, 1998, by and among the Issuer, JFSCI and other purchasers. JFSCI also holds warrants to purchase 3,172,325 shares of Common Stock, which are immediately exercisable, which the reporting person acquired in the transaction referred to above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following material is filed as an Exhibit to this Schedule 13D:

         1.       Joint Filing Agreement, dated October 31, 2000, between Edmund
                  H. Shea, Jr., Peter O. Shea, John F. Shea, James G. Shontere and J.F. Shea Company, Inc.

         2. Unit Purchase Agreement, dated September 8, 2000 between the Issuer, J.F. Shea Company, Inc. and the Hambrecht 1980 Revocable Trust, as previously filed and incorporated to Amendment No. 1 to the Schedule 13D of the 1980 Hambrecht Revocable Trust filed October 26, 2000.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: October 31, 2000.

                                              J.F. SHEA COMPANY, INC.


                                              By: /s/ EDMUND H. SHEA, JR.
                                              ---------------------------
                                              Name: Edmund H. Shea, Jr.
                                              Title: Vice President




                                              By: /s/ EDMUND H. SHEA, JR.
                                              ---------------------------
                                                      Edmund H. Shea, Jr.




                                              By: /s/ PETER O. SHEA
                                              ----------------------------------
                                                      Peter O. Shea




                                              By: /s/ JOHN F. SHEA
                                              ----------------------------------
                                                      John F. Shea




                                              By: /s/ JAMES G. SHONTERE
                                              ----------------------------------
                                                      James G. Shontere

                                    EXHIBIT A

                            JOINT FILING UNDERTAKING



         The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Amendment to Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment jointly on behalf of each of such parties.


Dated: October 31, 2000                       J.F. SHEA COMPANY, INC.


                                              By: /s/ EDMUND H. SHEA, JR.
                                              ----------------------------------
                                              Name:  Edmund H. Shea, Jr.
                                              Title: Vice President




                                              By: /s/ EDMUND H. SHEA, JR.
                                              ---------------------------
                                                      Edmund H. Shea, Jr.




                                              By: /s/ PETER O. SHEA
                                              ----------------------------------
                                                      Peter O. Shea




                                              By: /s/ JOHN F. SHEA
                                              ----------------------------------
                                                      John F. Shea




                                              By: /s/ JAMES G. SHONTERE
                                              ----------------------------------
                                                      James G. Shontere